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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                  SCHEDULE TO-C
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934

                        Marsh & McLennan Companies, Inc.
                            (Name of Subject Company)

                        Marsh & McLennan Companies, Inc.
                       (Names of Filing Persons - Offeror)

           Options to Purchase Common Stock, par value $1.00 per share
                         (Title of Class of Securities)
                         ------------------------------


              ----------------------------------------------------
                                 Peter J. Beshar
              Senior Vice President, General Counsel and Secretary
                        Marsh & McLennan Companies, Inc.
                           1166 Avenue of the Americas
                          New York, New York 10036-2774
                                 (212) 345-5000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:
                            Richard D. Truesdell, Jr.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000


                           CALCULATION OF FILING FEE*
        Transaction valuation                     Amount of filing fee
-------------------------------------- -----------------------------------------

*No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

|_| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   ___________________  Filing Party: ___________________
Form or Registration No.: ___________________  Date Filed:   ___________________

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_| third-party tender offer subject to Rule 14d-1.
|X| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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


This schedule and attached exhibit relate to a proposal to be considered by stockholders of Marsh & McLennan Companies, Inc. ("MMC") at the 2005 Annual Meeting of Stockholders to be held on May 19, 2005 (the "2005 Annual Meeting"). The proposal concerns amendments to certain employee stock benefit plans that would permit MMC to make an offer to its employee optionholders (other than it's most senior executive officers) to tender certain outstanding stock options in exchange for stock options to purchase a lesser number of shares of MMC common stock.


MMC has not commenced the exchange offer referred to in this communication. When the exchange offer is commenced, MMC will provide eligible optionholders with written materials explaining the terms and conditions and timing of the exchange offer. The tender offer materials and the proxy statement for the 2005 Annual Meeting will contain important information for optionholders and stockholders, respectively, and should be read carefully by them prior to tendering or voting. The proxy statement has been filed by MMC with the Securities and Exchange Commission. The tender offer materials will be filed by MMC with the Securities and Exchange Commission. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission's website at www.sec.gov.


MMC stockholders may obtain a written copy of the proxy statement and eligible MMC optionholders may obtain free of charge a written copy of the tender offer statement, when available, by contacting MMC Corporate Development at (212) 345-5475.



Item 12. Exhibit.

       99.1 Letter to Employees from Michael A. Petrullo, senior vice president and chief administrative officer of Marsh & McLennan Companies, Inc.

                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/ Bart Schwartz
                                        ----------------------------------------
                                        (Signature)


                                        Bart Schwartz, Deputy General Counsel
                                        ----------------------------------------
                                        (Name & Title)


                                        April 13, 2005
                                        ----------------------------------------
                                        (Date)


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                                INDEX TO EXHIBITS


       99.1  Letter to Employees (filed herewith).